Mail Stop 6010

								August 29, 2005


William C. Hitchcock
Chief Financial Officer
RG Global Lifestyles. Inc.
17751 Mitchell Avenue
Irvine, CA 92614

	Re:	RG Global Lifestyles, Inc.
		Revised Schedule 14A
		Filed August 22, 2005
		File No. 000-25488

Dear Mr. Hitchcock:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 14A

Directors, Nominees for Directors and Officers, page 5

1. We note the revisions pursuant to comment 1.  Please disclose
Mr.
King`s business experience for the second half of 2003 and the first half of 2004.


Compensation of Officers and Directors, page 7

2. We note the revisions pursuant to comment 3. However, there are still discrepancies between the disclosure on page 15 of the Form
10-
KSB and the disclosure in the revised proxy statement. We note the following:

* The proxy statement discloses Mr. Knickerbocker received
4,480,834
shares of common stock, while the Form 10-KSB discloses he
received
520,000 shares.
* The proxy statement does not disclose the $15,000 paid to Mr. Thomsen for consulting services, which the Form 10-KSB did disclose.
* The proxy statement discloses Mr. Hartono received 1,338,000 shares
of common stock, while the Form 10-KSB discloses he received
120,000
shares.

      Please reconcile these discrepancies.

*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact Greg Belliston at (202) 551-3861 or me at
(202)
551-3715 with any questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Ruba R. Qashu
	Oswald & Yap
	16148 Sand Canyon Avenue
	Irvine, California, 92618
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William C. Hitchcock
RG Global Lifestyles. Inc.
August 29, 2005
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